UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549

                                      SCHEDULE 13D

                       Under the Securities Exchange Act of 1934


                             WHITE CLOUD EXPLORATION, INC.
                                    (Name of Issuer)

                                      Common Stock
                             (Title of Class of Securities)

                                        0114244
                                     (CUSIP Number)

                                      Howard Lasky
                   Howard, Rice, Nemerovski, Canady, Falk & Rabkin,
                               a Professional Corporation
                          Three Embarcadero Center, Suite 700
                            San Francisco, California  94111
                                     (415) 434-1600
                     (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)

                                   December 29, 1997
                             (Date of Event which Requires
                               Filing of this Statement)

             If the filing person has previously filed a statement on
             Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

             Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

             *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

             The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
             Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      Page 1 of 4






             CUSIP No. 0114244        SCHEDULE 13D             Page 2 of 4




       1   Name of Reporting Person                                David Galoob

           SS or IRS Identification No. of Above Person

       2   Check the Appropriate Box if a Member of a Group           (a)  [ ]

                                                                      (b)  [ ]

       3   SEC USE ONLY


       4   Source of Funds                                                   OO

       5   Check Box if Disclosure of Legal Proceedings is
           Required Pursuant to Items 2(d) or 2(e)                         [ ]


       6   Citizenship or Place of Organization                   United States


                          7    Sole Voting Power                      4,327,268

         NUMBER OF
          SHARES          8    Shared Voting Power                            0
        BENEFICIALLY
       OWNED BY EACH      9    Sole Dispositive Power                 4,327,268
         REPORTING
        PERSON WITH
                         10    Shared Dispositive Power                       0


       11   Aggregate Amount Beneficially Owned by Each
            Reporting Person                                          4,327,268


       12   Check Box if the Aggregate Amount in Row 11 Excludes Certain
            Shares                                                          [ ]

       13   Percent of Class Represented by Amount in Row 11              29.5%


       14   Type of Reporting Person                                        IN









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             CUSIP No. 0114244        SCHEDULE 13D             Page 3 of 4



             Item 1. Security and Issuer

                     This Schedule 13D ("Schedule") relates to the common
             stock, $1 par value ("Common Stock"), of White Cloud
             Exploration, Inc., a Utah corporation (the "Company"), whose principal executive offices are located at 116 Stanyan, San Francisco, California 94118.

             Item 2. Identity and Background

                     David Galoob is an individual who is a United States
             citizen.    Mr. Galoob's business address is 801 Tierra Alta,
             Moss Beach, CA  94038-9722.
                     To his knowledge, Mr. Galoob has not, during the last
             five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
             (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

             Item 3. Source and Amount of Funds or Other Consideration

                     Mr. Galoob has acquired shares of Common Stock in
             exchange for his previously acquired shares of common stock of Watchout!, a California corporation, ("Watchout!"), pursuant to a Stock and Asset Contribution Agreement between the Company and the shareholders of Watchout! (the "Contribution Agreement").

             Item 4. Purpose of Transaction

                     Mr. Galoob has acquired and may acquire in the future
             shares of Common Stock for investment purposes. Mr. Galoob may also sell shares of Common Stock from time to time.
             Mr. Galoob's future purchases and sales of Common Stock, if any, will be affected by, among other things, the prospects of the Company, general market conditions, tax considerations and investment objectives.

             Item 5. Interest in Securities of the Issuer

                     (a)(b) Reference is made hereby to Items 7-11 and 13
             of page two (2) of this Schedule, which Items are incorporated by reference. Of the shares beneficially owned, all 4,327,268 shares are owned by Mr. Galoob.









             CUSIP No. 0114244        SCHEDULE 13D             Page 4 of 4



                     (c) During the past 60 days, Mr. Galoob acquired
             4,327,268 shares of Common Stock pursuant to the Contribution Agreement on December 29, 1997.

                     (d),(e) Inapplicable.

             Item 6. Contracts, Arrangements, Understandings or
                     Relationships with Respect to Securities of the Issuer

                     None.

             Item 7. Material to be Filed as Exhibits

                     None.



                                       Signatures

                     After reasonable inquiry and to the best of the
             undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             Dated:  January 7, 1998




                 /s/ David Galoob
             __________________________
                   DAVID GALOOB


















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